SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 June 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 15 June 2012
99.2	Holding(s) in Company dated 25 June 2012

Exhibit No: 99.1

15 June 2012

INTERCONTINENTAL HOTELS GROUP PLC
DIRECTORATE CHANGE

15 June 2012 - InterContinental Hotels Group PLC ("IHG") announces that Mr Graham Allan has tendered his resignation as a Non-Executive Director of the Board with immediate effect, following his appointment as Chief Operating Officer of Dairy Farm International Holdings Limited based in Hong Kong.  He served as an independent Non-Executive Director and a member of the Audit, Nomination and Corporate Responsibility Committees since January 2010.

For further information:

For Investor Relations Catherine Dolton, Isabel Green:	+44(0)1895 512176
For Media enquiries Yasmin Diamond, Joanna James:	+44 (0)1895 512112

NOTES FOR EDITORS:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.comfor hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihgplc.com/media,
www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	21 June 2012
6. Date on which issuer notified:	25 June 2012
7. Threshold(s) that is/are crossed or reached:	Holding decreasing below 10%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	29,458,967	29,458,967			29,013,226		9.96%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
29,013,226	9.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Southeastern Asset Management, Inc., is the investment advisor to the Longleaf Partners Fund, a US mutual fund.  The 29,013,226 voting rights held by Southeastern Asset Management Inc., include those in relation to 14,960,712 voting shares owned directly by Longleaf Partners Fund.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 June 2012